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RECEIVED
2004 DEC 13 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE


04046635

December 10, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find an attached copy of the press release issued by the Company on December 10, 2004.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /CS w/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

PROCESSED
DEC 14 2004
THOMSON FINANCIAL


WoltersKluwer
Corporate & Financial Services

PRESS RELEASE

Wolters Kluwer Corporate & Financial Services Acquires PCi Corporation

Acquisition joins Bankers Systems, VMP Mortgage Solutions, and PCi Corporation, expanding the breadth of Wolters Kluwer's comprehensive lending compliance solutions

New York (December 10, 2004)—Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer nv, today announced the acquisition of PCi Corporation, a leading provider of lending compliance management solutions in the United States. PCi Corporation's core competencies include compliance expertise and automated work flow solutions for complying with Fair Lending, the Community Reinvestment Act (CRA), the Home Mortgage Disclosure Act (HMDA), and predatory lending requirements, as well as flood hazard determinations, commercial loan automation, and Marketing Customer Information File (MCIF) solutions.

The acquisition of PCi Corporation expands the comprehensive line of compliance solutions offered by Bankers Systems, Inc. and its subsidiary, VMP® Mortgage Solutions, Inc., companies within Wolters Kluwer Corporate & Financial Services. Bankers Systems is a leading provider of compliance and work flow solutions for the banking marketplace, serving more than 80 percent of U.S. banks. VMP Mortgage Solutions is a leading provider of compliance and technology tools for mortgage lenders. PCi Corporation will operate as a subsidiary of Bankers Systems, Inc.

"This is an excellent addition to the Bankers Systems and Wolters Kluwer's portfolio, increasing the value we provide the financial services marketplace in dealing head-on with complex compliance issues," Christopher Cartwright, Chief Executive Officer of Wolters Kluwer Corporate & Financial Services, said.

"The focus on Fair Lending, CRA, HMDA, and predatory lending compliance is increasing and failure to deal with the issues can result in stiff fines and penalties," Bob White, President and CEO of Bankers Systems, Inc. and Wolters Kluwer Financial Services, stated. "PCi Corporation understands these complex compliance issues better than any provider in the industry. Not only do financial institutions trust PCi for these solutions, but many federal and state regulatory and enforcement agencies also rely on PCi products to analyze lending activities of the banks they regulate."

"By joining with Bankers Systems, we will be able to fulfill our strategy of providing end-to-end compliance solutions, from point of application to closing to back-end analysis," Raffi Festekjian, CEO and co-founder of PCi Corporation, said. "Bankers Systems' complementary offerings will enable us to reach this vision faster and to serve our clients even better by extending our offerings to include anti-fraud, customer identification, and anti-money laundering solutions, plus other tools to help clients meet the requirements of the USA PATRIOT Act."

PCi core solutions can be integrated via web services into the work flow platform of customers, other loan origination solutions, or leading core processing providers, making the products very flexible. The company's flagship products include CRA *Wiz*®, Fair Lending*Wiz*, *Wiz* Sentinel, Flood*Wiz*, Market*Wiz*, and Medici Documenter. The company's Flood*Wiz* solution is currently integrated with Bankers Systems' ARTA® Lending Documentation System. Bankers Systems stated that additional *Wiz* products will be integrated into its solutions in the future.

PCi Corporation will continue to operate from its Boston location. The purchase is subject to government approval.

About Wolters Kluwer
Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer, is the leading provider of representation, search, and filing services to corporate legal departments and law firms; and compliance and operational tools, technology, and services for financial services organizations of all sizes. Major brands include CT Corporation and Bankers Systems, Inc. Wolters Kluwer Corporate & Financial Services has annual revenues (2003) of €448 million.

Wolters Kluwer is one of the world's leading publishers and providers of information, products, and services. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

About Bankers Systems, Inc.
Established in 1952, Bankers Systems, Inc., a WoltersKluwer company, is a leading national provider of compliance tools, technology, and services for financial organizations and their legal counsel. The company's lending, deposit, individual retirement account, customer identification, and anti-money laundering solutions are used by more than 12,000 financial organizations, including over 80 percent of banks in the United States. Bankers Systems' software, documents, training, and support services help financial institutions be more productive, get to market more quickly, and manage risk. For more information about Bankers Systems, visit www.bankerssystems.com or call 800.552.9410.

About PCi Corporation
PCi Corporation is the lending industry's choice for maintaining compliance with both government-mandated and internal business rules. Over 2,000 lending institutions—including most of the nation's largest, as well as government regulators—rely on PCi's software and professional services to monitor, detect, analyze, and resolve compliance demands throughout the entire lending process. Compliance expertise, acquired during more than ten years of operating success, positions PCi to help lenders produce compliance-certified loans that minimize risk, identify lending opportunities, add value to portfolios, and serve the needs of their communities. PCi is based in Boston, MA. For more information about PCi, visit www.PciWiz.com.

Media
Peggy Wilson
Director of Corporate Communications
Wolters Kluwer Corporate & Financial Services Division
t + 1 800-397-2341, Extension 5260
peggy.wilson@bankerssystems.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer
t + 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com
www.bankerssystems.com
www.pciwiz.com

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